UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE TO

(Rule 13e-4)

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

ENTROPIC COMMUNICATIONS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share

With an Exercise Price Greater Than $1.25 Per Share

(Title of Class of Securities)

29384R105

(CUSIP Number of Common Stock Underlying Class of Securities)

Lance W. Bridges, Esq.

Welly Tantono, Esq.

Entropic Communications, Inc.

6290 Sequence Drive

San Diego, California 92121

(858) 768-3600

(Name, Address, and Telephone Numbers of Persons Authorized to

Receive Notices and Communications on Behalf of Filing Persons)

Copies To:

Frederick T. Muto, Esq.

Jason L. Kent, Esq.

Cooley Godward Kronish LLP

4401 Eastgate Mall

San Diego, California 92121

(858) 550-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,424,592	$135.30

*	Estimated solely for purposes of calculating the amount of filing fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The calculation of the transaction valuation assumes that all options eligible for exchange will be tendered pursuant to the offer. These options have an aggregate value of $2,424,592 calculated using a Black-Scholes-Merton option pricing model based on an aggregate of 5,138,874 shares of common stock underlying the eligible options as of April 9, 2009 and the average of the high and low sales price of the issuer’s common stock of $1.18 per share as of April 9, 2009, as reported on The NASDAQ Global Market.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Exchange Act, equals $55.80 per million of the aggregate amount of the transaction value. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used for any other purpose.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $135.30	Filing Party: Entropic Communications, Inc.
Form or Registration No.: 005-83593	Date Filed: April 16, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO

(AMENDMENT NO. 1)

This Amendment No. 1 to Schedule TO amends and supplements the Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on April 16, 2009 (the “Schedule TO”), in connection with the offer (the “Offer”) by Entropic Communications, Inc. (the “Company”) to its eligible employees (including eligible officers) who work and reside in the United States to exchange outstanding options to purchase shares of the Company’s common stock, par value $0.001 per share (“Common Stock”), that were originally granted under the Company’s 2007 Equity Incentive Plan (“2007 Plan”), 2001 Stock Option Plan or RF Magic, Inc. 2001 Incentive Stock Plan, that have an exercise price that is greater than $1.25 per share (“Eligible Options”), for replacement options to purchase shares of Common Stock to be granted under the 2007 Plan, at a fixed exercise price per share that is equal to the Fair Market Value (as defined in the 2007 Plan) of the Common Stock on the date the replacement options are granted, upon the terms and conditions set forth in the Offer to Exchange Certain Outstanding Stock Options for Replacement Options dated April 16, 2009 (the “Offer to Exchange”), and in the related Election Form and Notice of Withdrawal. This Amendment No. 1 is the final amendment being filed in order to report the results of the Offer. Except as amended and supplemented hereby, all terms of the Offer and all disclosure set forth in the Schedule TO remain unchanged.

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO is hereby further amended and supplemented as follows:

The Offer expired at 5:00 p.m. Pacific Time, on Thursday, May 14, 2009. Pursuant to the Offer, the Company accepted elections to exchange options to purchase 1,601,941 shares of Common Stock, representing 31.57% of the shares subject to options that were eligible to be exchanged in the Offer as of the expiration of the Offer. As a result, options to purchase 1,068,007 shares of Common Stock were granted pursuant to and as set forth in the Offer to Exchange filed as Exhibit 99.(a)(1)(A) to the Schedule TO.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ENTROPIC COMMUNICATIONS, INC.
Dated: May 18, 2009

	BY:	/s/ Lance W. Bridges
Lance W. Bridges Vice President, General Counsel and Secretary

INDEX TO EXHIBITS

Exhibit No.	Description
99.(a)(1)(A)*	Offer to Exchange Certain Outstanding Options for Replacement Options, dated April 16, 2009.

99.(a)(1)(B)*	Form of Election Form.

99.(a)(1)(C)*	Form of Notice of Withdrawal.

99.(a)(1)(D)*	Form of Communication to Eligible Participants Participating in the Offer Confirming Receipt of Election Form.

99.(a)(1)(E)*	Form of Communication to Eligible Participants Confirming Receipt of Notice of Withdrawal.

99.(a)(1)(F)*	Form of E-Mail Reminder to Eligible Participants of the Expiration Date.

99.(a)(1)(G)*	Form of E-Mail Confirmation to Eligible Participants Following the Expiration Date.

99.(a)(1)(H)	Definitive Proxy Statement for the 2009 Annual Meeting of Stockholders, filed with the SEC on Schedule TO-C on April 9, 2009 and incorporated herein by reference.

99.(a)(1)(I)	E-mail communication to certain employees, dated April 9, 2009, from Patrick Henry, filed with the SEC on Schedule TO-C on April 9, 2009 and incorporated herein by reference.

99.(a)(1)(J)*	E-mail Communication to Eligible Participants dated April 16, 2009 from Entropic Communications, Inc.’s human resources department.

99.(a)(1)(K)*	PowerPoint presentation to employees explaining the Offer, as presented to employees on April 17, 2009.

99.(a)(1)(L)	Entropic Communications, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the Securities and Exchange Commission on February 23, 2009 and incorporated herein by reference.

99.(a)(1)(M)	Entropic Communications, Inc. Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009, filed with the Securities and Exchange Commission on May 5, 2009 and incorporated herein by reference.

99.(a)(1)	Not applicable.

99.(a)(2)	Not applicable.

99.(a)(3)	Not applicable.

99.(a)(4)	Not applicable.

99.(b)	Not applicable.

99.(d)(1)	Entropic Communications, Inc. 2007 Equity Incentive Plan and Form of Option Agreement, Form of Option Grant Notice and Form of Notice of Exercise thereunder, filed as Exhibit 10.4 to the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 3, 2008 and incorporated herein by reference.

99.(d)(2)*	Form of Replacement Option Agreement and Form of Replacement Option Grant Notice under the Entropic Communications, Inc. 2007 Equity Incentive Plan.

99.(d)(3)	Entropic Communications, Inc. 2001 Stock Option Plan and Form of Stock Option Agreement, Form of Notice Grant of Stock Option and Form of Stock Option Exercise Notice thereunder, filed as Exhibit 10.3 to the Company’s Registration Statement on Form S-1 (No. 333-144899), as amended, filed with the Securities and Exchange Commission on July 27, 2007 and incorporated herein by reference.

99.(d)(4)	RF Magic, Inc. 2000 Incentive Stock Plan and Form of Stock Option Agreement and Form of Stock Option Grant Notice thereunder, filed as Exhibit 10.2 to the Company’s Registration Statement on Form S-1 (No. 333-144899), as amended, filed with the Securities and Exchange Commission on July 27, 2007 and incorporated herein by reference.

99.(g)	Not applicable.

99.(h)	Not applicable.

*	Previously filed with the Schedule TO filed with the Securities and Exchange Commission on April 16, 2009, and incorporated herein by reference.

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